UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

SECURITIES EXCHANGE ACT OF 1934

March 31, 2014	Commission File Number: 001-35766

XYRATEX LTD

(Translation of registrant’s name into English)

Langstone Road,

Havant
PO9 1SA
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Completion of Acquisition or Disposition of Assets

On March 24, 2014, at 11:59 p.m., New York City time, the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), applicable to the merger contemplated by the Agreement and Plan of Merger (the “Merger Agreement”), dated as of December 21, 2013, by and among Xyratex Ltd, an exempted company incorporated and existing under the laws of Bermuda (the “Company”), Seagate Technology International, an exempted limited liability company incorporated and existing under the laws of the Cayman Islands and an indirect subsidiary of Seagate Technology plc (“Parent”), and Phoenix Acquisition Limited, an exempted company incorporated and existing under the laws of Bermuda and a wholly-owned subsidiary of Parent (“Merger Sub”), expired.  The expiration of the waiting period under the HSR Act satisfied a condition to the closing of the Merger.

Subsequently, on March 31, 2014, the merger of Merger Sub with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly-owned subsidiary of Parent (the “Surviving Company”), was consummated.  At the effective time of the closing of the Merger (the “Effective Time”), each outstanding common share of the Company (other than any shares that are held in the treasury of the Company or owned of record by any of its subsidiaries unless such subsidiary holds the shares in an employee benefit trust, any shares owned of record by Parent, the Purchaser or any of their respective wholly-owned subsidiaries, and any shares owned by shareholders that are entitled to and properly exercise appraisal rights under Bermuda law) was automatically converted into the right to receive $13.25 (the “Per Share Merger Consideration”) payable in cash, without interest, subject to any withholding taxes required by applicable law. Company stock options and restricted stock units became fully vested and generally were cancelled upon completion of the Merger in exchange for the Per Share Merger Consideration or, in the case of stock options, the excess, if any, of the Per Share Merger Consideration over the exercise price of the option.  Further, at the Effective Time, holders of outstanding common shares, stock options and restricted stock units of the Company immediately before the Effective Time ceased to have any rights as equity holders in the Company (other than their right to receive the consideration pursuant to the Merger Agreement).

The foregoing description of the Merger and the Merger Agreement does not purport to be complete in all respects and is qualified in its entirety by reference to the Merger Agreement which was filed as Exhibit 99.1 to the Company’s Current Report on Form 6-K filed with the Securities and Exchange Commission (“SEC”) on December 23, 2013 and is incorporated herein by reference.

Notice of Delisting

On March 31, 2014, the Company notified NASDAQ Global Select Market (“NASDAQ”) of the completion of the Merger and requested that (i) trading of the Company’s common shares on NASDAQ be suspended after the market closed on March 31, 2014 and (ii) NASDAQ file with the SEC a Notification of Removal from Listing and/or Registration under Section 12(b) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 25 to delist and deregister the common shares of the Company.  After the market closed on March 31, 2014, the Company’s common shares, which traded under the symbol “XRTX” ceased trading on, and are being delisted from, NASDAQ.  The Company intends to file with the SEC a certification on Form 15 under the Exchange Act requesting the termination of the registration of the Company’s common shares under Section 12(g) of the Exchange Act and the suspension of the Company’s reporting obligations under Section 13 and 15(d) of the Exchange Act.

Departure of Directors

In connection with the Merger, as of the Effective Time, Vadim Perelman, Ken Traub, Jonathan Brooks, Ernest Sampias, Steve Sanghi, Richard Pearce and Mike Windram resigned as directors of the Company and as members of each committee of the Board of Directors on which they served immediately prior to the Effective Time.  Following such resignations, Parent was appointed as the sole director of the Surviving Company.

Amendments to Certificate of Incorporation, Memorandum of Association and Bye-Laws

Pursuant to the Merger Agreement, at the Effective Time, the Certificate of Merger (the “Certificate of Merger”) issued by the Registrar of Companies in Bermuda became the certificate of incorporation of the Surviving Company.  A copy of the Certificate of Merger is filed as Exhibit 99.2 hereto.

Further pursuant to the Merger Agreement, at the Effective Time, the Memorandum of Association of the Surviving Company was amended and restated in its entirety.  A copy of the amended and restated Memorandum of Association is filed as Exhibit 99.3 hereto.

Further pursuant to the Merger Agreement, at the Effective Time, the Bye-Laws of the Company were amended and restated in their entirety to read substantially in the form set forth on Exhibit B to the Merger Agreement (the “Amended and Restated Bye-Laws”).  A copy of the Amended and Restated Bye-Laws is filed as Exhibit 99.4 hereto.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XYRATEX LTD
(Registrant)

Date: March 31, 2014	By:	/s/ Richard Pearce
Name: Richard Pearce
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description

99.1

Agreement and Plan of Merger, dated December 21, 2013, by and among Xyratex Ltd, Seagate Technology International and Phoenix Acquisition Limited (filed as Exhibit 99.1 to our Current Report on Form 6-K filed on December 23, 2013 (File No. 001-35766), and incorporated herein by reference).

99.2	Certificate of Merger of Xyratex Ltd.

99.3	Memorandum of Association of Xyratex Ltd.

99.4	Amended and Restated Bye-Laws of Xyratex Ltd.